Mail Stop 4561

November 14, 2007

Dr. Lawrence Chimerine
President and CEO
Dentalserv.com
20 West 55th Street, Fifth Floor
New York, New York 10019

        Re: **Dentalserv.com**
               Revised Preliminary Information Statement on Schedule 14C
               Filed on November 14, 2007
               File No. 000-52077

Dear Mr. Chimerine:

This is to advise you that a preliminary review of the above information statement indicates that it fails to comply with the requirements of Rule 3-12(a) of Regulation S-X, in that the financial statements are as of date that is more than 135 days prior to the date of the proposed mailing. For this reason, we will not perform a detailed examination of the information statement and will not issue comments, because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

We suggest that you consider submitting a substantive amendment correcting this deficiency.

Please address all questions to David L. Orlic at (202) 551-3503, or, if you require further assistance, to me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief-Legal

cc: Via facsimile: (954) 524-4169
        Eugene M. Kennedy, Esq.